Mail Stop 0306


March 3, 2005



Via Facsimile and U.S. Mail

Richard L. Jones
Chief Financial Officer
Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, NY  13057


	Re:	Microwave Filter Company, Inc.
		Form 10-K for the fiscal year ended September 30, 2004
			Filed December 23, 2004
		Form 10-Q for the fiscal quarter ended December 31, 2004
		File No. 000-10976

Dear Mr. Jones:

      We have reviewed your response dated March 2, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. Please file your response to our letter dated February 28, 2005 on
EDGAR as correspondence.  Include your proposed revised language.

Form 10-K as of September 30, 2004

Item 9A.  Controls and Procedures - Page 21

We note your proposed revised language, and we have the following comments:

2. We note that your chief executive officer and chief financial officer have concluded that the Company`s disclosure controls and procedures are "operating in an effective manner." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your Form 10-Q as of December 31, 2004.

3. We note your disclosure that "the Company`s chief executive officer and chief financial officer have concluded that the Company`s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms and are operating in an effective manner." The language that is currently included prior to your conclusion that your disclosure controls and procedures are operating in an effective manner appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-
15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise to clarify, if true, that your officers have also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of the Exchange Act. Please note this comment also applies to your Form 10-
Q as of December 31, 2004.

4. We note that within your changes in internal controls paragraph that you state that "during the period covered by this Annual Report on Form 10-K, there were no changes in the Company`s internal control over financial reporting..." However, you do not indicate if there were any changes to your internal controls over financial reporting that occurred with your evaluation during your fourth fiscal quarter.
Please revise to also disclose if you had any changes occur in your internal controls over financial reporting that occurred during your fourth fiscal quarter of 2004. Refer to Item 308(c) of Regulation S-
B.



* * * * * * * *


      As appropriate, please amend your September 30, 2004 Form
10-K
and your December 31, 2004 Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2861 if you have questions regarding these comments. In this regard, do not hesitate to contact Daniel
Gordon,
the Branch Chief, at (202) 942-2813.


							Sincerely,


							Kate Tillan
							Reviewing Accountant


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Mr. Richard Jones
Microwave Filter Company, Inc.
March 3, 2005
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